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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                         Styling Technology Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   863905 10 5
                                 (CUSIP Number)


   Sam L. Leopold, 6105 N. Palo Cristi Drive, Paradise Valley, Arizona 85253,
                                 (602) 468-9169
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                November 26, 1996
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP NO. 863905 10 5                                  PAGE __2__ OF __4__ PAGES

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sam L. Leopold

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                         (b) / /


--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    / /


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

                         857,851
    NUMBER OF     --------------------------------------------------------------
     SHARES        8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 -0-
      EACH        --------------------------------------------------------------
    REPORTING      9     SOLE DISPOSITIVE POWER
     PERSON
      WITH               857,851
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       857,851
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 23%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 863905 10 5                                          Page 3 of 4 Pages


ITEM 1. SECURITY AND ISSUER

        Title of Class of Equity Security:  Common Stock

        Principal Executive Offices of Issuer:

            Styling Technology Corporation
            1146 South Cedar Ridge
            Duncanville, Texas  75137

ITEM 2.  IDENTITY AND BACKGROUND

  (a) Name:  Sam L. Leopold

  (b) Business address: 6105 N. Palo Cristi Drive, Paradise Valley, Arizona
      85253

  (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

            Chairman of the Board, Chief Executive Officer and Director

            Styling Technology Corporation
            1146 South Cedar Ridge
            Duncanville, Texas  75137

  (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:
      None

  (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

  (f) Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Person founded the Issuer in June 1995 with $100 of personal funds and acquired 1,000,000 shares of common stock at that time. In September 1996 the Issuer filed a Certificate of Amendment to its Certificate of Incorporation effecting a reverse stock split at the rate of 0.807851 shares of common stock for each issued and outstanding share of common stock. Consequently, the 1,000,000 shares of the Issuer's common stock owned by the Reporting Person were converted into 807,851 shares of common stock. Upon completion of the initial public offering of the Company's common stock, the Reporting Person acquired an additional 50,000 shares of common stock with $500,000 of personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

      The Reporting Person holds the common stock described in Item 3 for investment purposes.

      (a) through (j)  - Not Applicable

CUSIP NO. 863905 10 5                                          Page 4 of 4 Pages



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

  (a) The Reporting Person beneficially owns 857,851 shares of Common Stock representing approximately 23% of the Issuer's outstanding common stock.

  (b) Sole Power to Vote:  857,851 shares of Common Stock
      Shared Power to Vote:  None
      Sole Power to Dispose:  857,851 shares of Common Stock
      Shared Power to Vote:  None

  (c) On November 26, 1996, the Reporting Person purchased 50,000 shares of the Issuer's common stock at the price of $10.00 per share.

  (d) Not applicable.

  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      None

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      December 5, 1996                                /s/ Sam L. Leopold
------------------------------                 ---------------------------------
            Date                                          Signature

                                                        Sam L. Leopold
                                               ---------------------------------
                                                             Name

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                              CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)